UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-23

EXETER DRILLING EXPANDS HIGH-GRADE MINERALIZATION AT CERRO MORO

- ESCONDIDA ZONE FOUND TO BE CONTINUOUS OVER AT LEAST 950 METRES

Vancouver, BC, September 20, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) reports that four infill drill holes on the Escondida East vein at its Cerro Moro Project in Santa Cruz Province, Argentina have expanded the high-grade gold/silver mineralization that was most recently reported on July 24, 2007.

The Company also reports that three other drill holes have demonstrated that the high-grade Escondida West, Escondida East, and Escondida Central areas are in fact within one structural zone that is continuous over a strike length of at least 950 metres. The three new holes were sited on a section of the structure that trends northwest-southeast, not the east-west orientation that coincides with the known high-grade zones.

Significant new results from drilling at Escondida East include the following:

•

3.26 metres (“m”) (10.7 feet) from a down hole depth of 100.4 m (329.4 feet) at a gold equivalent grade* of 72.9 grams per tonne (“g/t”) (2.11 oz/ton) (comprising 34.0 g/t gold (0.99 oz/ton) and 2,331 g/t silver (67.60 oz/ton)), including from a down hole depth of 100.4 m (329.4 feet) 1.94 m (6.4 feet) at 56.6 g/t gold (1.64 oz/ton) and 3,819 g/t silver (110.75 oz/ton), a gold equivalent grade* of 120.3 g/t (3.49 oz/ton) in hole MD112 and

•	4.80 m (15.8 feet) from a down hole depth of 45.2 m (148.3 feet) at a grade of 3.7 g/t gold and 12 g/t silver, a gold equivalent grade* of 3.9 g/t (0.11 oz/ton) in hole MD113 and

•

1.61 m (5.3 feet) from a down hole depth of 44.0 m (144.4 feet) at a gold equivalent grade* of 21.0 g/t (0.61 oz/ton) (comprising 19.5 g/t gold (0.57 oz/ton) and 93 g/t silver (2.70 oz/ton), including from a down hole depth of 44.9 m (147.3 feet) 0.72 m (2.4 feet) at 34.4 g/t gold (1.00 oz/ton) and 155 g/t silver (4.50 oz/ton), a gold equivalent grade* of 36.9 g/t (1.07 oz/ton) in hole MD117 and

•

1.97 m (6.5 feet) from a down hole depth of 50.6 m (166.0 feet) at a gold equivalent grade* of 51.2 g/t (1.48 oz/ton) (comprising 49.9 g/t gold (1.45 oz/ton) and 80 g/t silver (2.32 oz/ton)), including from a down hole depth of 52.3 m (171.6 feet) 0.30 m (1.0 feet) at 198.5 g/t gold (5.76 oz/ton) and 172 g/t silver (4.99 oz/ton), a gold equivalent grade* of 201.4 g/t (5.84 oz/ton) in hole MD118.

* Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

Exeter’s President, Bryce Roxburgh, commented: “We are very pleased with the progress of our exploration to date at Cerro Moro. The results from these new drill holes demonstrate the continuity of the high-grade gold/silver mineralization at Escondida East. In addition, drill holes MD122, MD123, and MD124 confirm our geological interpretation, supported by detailed geophysical data, that the Escondida West and Escondida East veins are part of a single structural zone.

“There is clear geophysical evidence of additional potential on the Escondida structure. Furthermore, the new structural interpretation has important implications for drilling elsewhere on the property.

“Drilling is continuing at Cerro Moro and, with continued success, we would expect to begin resource estimations early in 2008. We have already commenced preliminary metallurgical test work on ore grade samples, including those with elevated base metals. Once we have a preliminary resource estimate and an indication of metallurgical recoveries we will consider a scoping study to establish development scenarios.

While there would appear to be short-term open pit mining potential, the ongoing drilling will establish the size of the potential resource on the property.”

In addition, significant new results from drilling between the Escondida East and Escondida West veins include the following:

•

2.00 m (6.6 feet) from a down hole depth of 76.0 m (249.3 feet) at a gold equivalent grade* of 12.2 g/t (0.35 oz/ton) (comprising 4.4 g/t gold (0.13 oz/ton) and 471 g/t silver (13.66 oz/ton)) in hole MD124;

•

4.26 m (14.0 feet) from a down hole depth of 32.7 m (107.3 feet) at a gold equivalent grade* of 5.3 g/t (0.15 oz/ton) (comprising 3.0 g/t gold (0.09 oz/ton) and 141 g/t silver (4.09 oz/ton)), including from a down hole depth of 33.8 m (110.9 feet) 0.95 m (3.1 feet) at 8.6 g/t gold (0.25 oz/ton) and 315 g/t silver (9.1 oz/ton), a gold equivalent grade* of 13.8 g/t (0.40 oz/ton) in hole MD123; and

•

0.30 m (1.0 foot) from a down hole depth of 39.7 m (130.3 feet) at a gold equivalent grade* of 4.0 g/t (0.12 oz/ton) (comprising 2.3 g/t gold (0.07 oz/ton) and 100 g/t silver (2.9 oz/ton)) in hole MD122.

Detailed Drilling Results

To enlarge the above map, please click on it

Step-back drill hole MD112 was drilled approximately 30 metres vertically below previously reported drill hole MD089 (2.85 metres at a grade of 30.3 g/t gold). Drill hole MD113 is the most westerly hole drilled on the main Escondida East vein, located 25 metres west of Hole MD105 (1.0 metre of 3.1 g/t gold and 437 g/t silver, and 0.9 metres of 8.3 g/t gold and 1,227 g/t silver). Both MD112 and MD113 intersected the vein in the better rhyolite host rocks, whereas MD114 intersected the vein structure in the less-favourable andesite host rocks. Drill hole MD114 did not return any significant results.

Drill holes MD117 and MD118 were step-back and infill holes along the zone to the east of Escondida East behind and between drill holes MD108, MD110 and MD111 (previously reported). As with the previous three shallower diamond drill holes, the two new holes also intersected the vein in the less prospective andesitic host rocks, and although relatively narrow, the gold assay results are higher than normally encountered in this unit.

Diamond drill holes MD122, MD123 and MD124 are spaced approximately 50 metres apart through the +200 metre ‘gap’ between the previously-named Escondida West and Escondida East veins. It was thought that the Escondida West vein was potentially a faulted displacement of the Escondida East vein, or was a separate vein entirely. All three drill holes intersected the vein within the favourable rhyolitic host rocks, with the decrease in gold content considered to be due to the northwest-southeast orientation of the vein, as against the preferred east-west orientation.

CVSA Back-in Right

Exeter has now completed 142 holes for 10,000 metres of drilling on the Cerro Moro project, thereby triggering Cerro Vanguardia S.A.’s (“CVSA”, an AngloGold Ashanti subsidiary) back-in right. The Company has provided CVSA with a report covering all of its work on the project. CVSA now has 45 days to decide (i) to exercise its right to acquire a 60% interest in this project by paying Exeter a multiple of its expenditures to date (over and above the historical expenditure by CVSA) and covering all future project costs to the completion of a bankable feasibility study, or (ii) to convert its interest in the project to a 2% net smelter return royalty.

In the interim, Exeter will continue drilling at Cerro Moro. The results of the drilling up to drill hole MD142 will be released as the significant intersections are calculated and respective plans drafted.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade*, with no cutting of high grades. Reverse circulation drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

Exeter has cash holdings of approximately $11.4 million held with major Canadian banks, in guaranteed investment certificates.

Cerro Moro is one of 12 epithermal gold and silver properties under a strategic agreement with CVSA, an AngloGold Ashanti subsidiary. Drilling is scheduled to continue without interruption at Cerro Moro, with a view to establishing a high grade gold-silver resource amenable to open pit mining.

In Chile, the Company recently reported a drill hole which intersected 304 metres at a grade of 0.9 g/t gold on the Caspiche Gold Porphyry Project, located between Kinross’ Refugio mine and the giant Cerro

Casale gold project. In southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company is reviewing its legal recourse for damages suffered and will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative change.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including comments relating to the possible amendment of anti-mining legislation in Mendoza Province, Argentina, and the results of exploration on the Cerro Moro and Caspiche gold properties.

These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date September 20, 2007

By:	/s/ Susan E. McLeod

Susan E. McLeod

Secretary